UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92821

(714) 993-5321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Beckman Coulter, Inc. (“Beckman Coulter” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011 and amended on February 18, 2011, March 2, 2011 and March 8, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the outstanding common stock, par value $0.10 per share, of Beckman Coulter (the “Shares”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on February 15, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the subsection under the heading “Antitrust Compliance – U.S. Antitrust Clearance” the following:

“On March 9, 2011, Danaher and Beckman Coulter announced that they had received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to Danaher’s tender offer to acquire the outstanding Shares. The press release announcing the early termination of the HSR waiting period is filed as Exhibit (a)(5) hereto.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit Number	Description

(a)(5)	Joint Press Release issued by Danaher Corporation and Beckman Coulter, Inc. on March 9, 2011 (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 2 to the Schedule TO filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on March 9, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECKMAN COULTER, INC.

By:	/s/ Arnold A. Pinkston
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Dated: March 9, 2011

EXHIBIT INDEX

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 15, 2011 (incorporated herein by reference to Exhibit(a)(1)(A) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit(a)(1)(B) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit(a)(1)(C) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(D) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(E) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(F)	Summary Newspaper Advertisement published in The New York Times on February 15, 2011 (incorporated herein by reference to Exhibit(a)(1)(F) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(2)(A)	Letter, dated February 15, 2011, to Beckman Coulter, Inc.’s stockholders.*

(a)(2)(B)	Press Release, dated February 15, 2011, issued by Beckman Coulter, Inc.*

(a)(2)(C)	Press Release issued by Beckman Coulter, Inc. on February 7, 2011 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on February 10, 2011).

(a)(2)(D)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO of Danaher Corporation and Djanet Acquisition Corp., filed with the SEC on February 15, 2011).

(a)(2)(E)	Opinion of Goldman, Sachs & Co., dated February 6, 2011.*

(a)(2)(F)	General Corporation Law of the State of Delaware Section 262.*

(a)(5)	Joint Press Release issued by Danaher Corporation and Beckman Coulter, Inc. on March 9, 2011 (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 2 to the Schedule TO filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on March 9, 2011).

(e)(1)	Agreement and Plan of Merger, dated as of February 6, 2011, by and among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated herein by reference to Exhibit 2.1 to Beckman Coulter, Inc.’s Current Report on Form 8-K dated February 10, 2011).

(e)(2)	Confidentiality Agreement, dated November 16, 2010, between Beckman Coulter, Inc. and Danaher Corporation.*

(e)(3)	Form of Change in Control Agreement, entered into with James Robert Hurley, Charles P. Slacik, Robert Kleinert, Arnold Pinkston and Scott Atkin, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.1 to Beckman Coulter, Inc.’s Current Report on Form 8-K dated December 9, 2008).

(e)(4)	Form of Indemnification Agreement, entered into Beckman Coulter, Inc.’s directors and executive officers.*

*	Previously filed.

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